UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  )1

General Maritime Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2693R 10 1
(CUSIP Number)

March 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y2693R 10 1

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,068,672
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 5,068,672
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,068,672
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. Y2693R 10 1

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,068,672
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 5,068,672
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,068,672
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. Y2693R 10 1

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,022,172
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,022,172
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,022,172
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. Y2693R 10 1

1	NAME OF REPORTING PERSON LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 697,371
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 697,371
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,371
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. Y2693R 10 1

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL ADMINISTRATION, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,719,543
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,719,543
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,719,543
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. Y2693R 10 1

1	NAME OF REPORTING PERSON FRANK LAGRANGE JOHNSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,835,715
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 6,835,715
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,835,715
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. Y2693R 10 1

Item 1(a).	Name of Issuer:

General Maritime Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

299 Park Avenue
New York, New York 10171

Item 2(a).	Name of Person Filing:

This Statement is filed by LaGrange Capital Partners, L.P., a Delaware limited partnership (“Capital Partners”), LaGrange Capital Partners Offshore Fund, Ltd., a Cayman Islands corporation (“Capital Partners Offshore Fund”), LaGrange Special Situations Yield Master Fund, Ltd., a Cayman Islands corporation (“Special Situations Master Fund”),  LaGrange Capital Management, L.L.C., a Delaware limited liability company (“Capital Management”), LaGrange Capital Administration, L.L.C., a Delaware limited liability company (“Capital Administration”) and Frank LaGrange Johnson.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Capital Management is the general partner of Capital Partners.  Capital Administration is the investment manager of each of Capital Partners Offshore Fund and Special Situations Master Fund.  Frank LaGrange Johnson is the managing member of each of Capital Management and Capital Administration.  By virtue of these relationships, Capital Management may be deemed to beneficially own the Issuer’s Common Stock, par value $0.01 per share (the “Shares”), owned directly by Capital Partners, Capital Administration may be deemed to beneficially own the Shares owned directly by each of Capital Partners Offshore Fund and Special Situations Master Fund and Frank LaGrange Johnson may be deemed to beneficially own the Shares owned directly by each of Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 570 Lexington Avenue, 27th Floor, New York, New York 10022.

Item 2(c).	Citizenship:

Capital Partners, Capital Management and Capital Administration are organized under the laws of the State of Delaware.  Capital Partners Offshore Fund and Special Situations Master Fund are organized under the laws of the Cayman Islands.  Frank LaGrange Johnson is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number:

Y2693R 10 1

CUSIP NO. Y2693R 10 1

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/X/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on April 11, 2011, Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund beneficially owned 5,068,672, 1,022,172 and 697,371 Shares, respectively.

Capital Management, as the general partner of Capital Partners, may be deemed to beneficially own the 5,068,672 Shares owned directly by Capital Partners.  Capital Administration, as the investment manager of each of Capital Partners Offshore Fund and Special Situations Master Fund, may be deemed to beneficially own the 1,719,543 Shares directly owned in the aggregate by Capital Partners Offshore Fund and Special Situations Master Fund.

CUSIP NO. Y2693R 10 1

As of the close of business on April 11, 2011, Frank LaGrange Johnson beneficially owned 47,500 Shares.  As the managing member of each of Capital Management and Capital Administration, Frank LaGrange Johnson may be deemed to beneficially own the 6,788,215 Shares directly owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person, except to the extent of his or its pecuniary interest therein.

(b)	Percent of class:

7.6%

Based on 89,593,272 Shares outstanding, which is the total number of Shares outstanding as of March 15, 2011 as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 6, 2011.  As of the close of business on April 11, 2011, (i) Capital Partners beneficially owned approximately 5.7% of the outstanding Shares, (ii) Capital Partners Offshore Fund beneficially owned approximately 1.1% of the outstanding Shares, (iii) Special Situations Master Fund beneficially owned less than one percent of the outstanding Shares, (iv) Capital Management may be deemed to beneficially own approximately 5.7% of the outstanding Shares, (v) Capital Administration may be deemed to beneficially own approximately 1.9% of the outstanding Shares, and (vi) Frank LaGrange Johnson may be deemed to beneficially own approximately 7.6% of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

CUSIP NO. Y2693R 10 1

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. Y2693R 10 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 11, 2011	LaGrange Capital Partners, L.P.

	By:	LaGrange Capital Management, L.L.C. its General Partner

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Capital Management, L.L.C.

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Capital Partners Offshore Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C. its Investment Manager

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Special Situations Yield Master Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C. its Investment Manager

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Capital Administration, L.L.C.

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

/s/ Frank LaGrange Johnson
FRANK LAGRANGE JOHNSON